Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507

Tel: +91 40 4900 2900 Fax: +91 40 4900 2999 Email: mail@drreddys.com www.drreddys.com

August 28, 2017

Corporate Relationship Department BSE Limited Dalal Street, Fort Mumbai – 400 001 Fax Nos.: 022-22723121 / 22723719 /	National Stock Exchange of India Ltd. “Exchange Plaza” Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051 Fax Nos.: 022-26598120/ 26598237/

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: U.S. Securities Class Action Lawsuit Filed

On August 25, 2017, a law firm representing a purported investor in Dr. Reddy’s Laboratories Ltd., filed a purported class action lawsuit against the Company, its CEO, and CFO, in the United States District Court for the District of New Jersey alleging violations of the U.S. federal securities laws. The plaintiff in the lawsuit purports to represent a class of investors who purchased or otherwise acquired the Company’s publicly traded shares on the New York Stock Exchange between June 17, 2015 through August 10, 2017. The lawsuit alleges that the Company made materially false and/or misleading statements or omissions in connection with its corporate quality system, and specifically in connection with a warning letter from the U.S. Food and Drug Administration dated November 6, 2015, and a letter from the Regierung von Oberbayern in Germany dated August 10, 2017. The lawsuit seeks damages to compensate the purported class of investors for a purported decline in the Company’s share price allegedly caused by the alleged misstatements or omissions. The Company has not yet been served with the lawsuit. The Company cannot comment on the specific allegations in the pending litigation other than to state that the Company believes the asserted claims to be without merit. The Company will respond to the allegations after it has been served with the lawsuit and as and when it may be required to do so by the Court.

This is for your information and record.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc. (Stock Code :RDY)